SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

C9, 99 Danba Rd

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On September 21, 2022, Mr. Xiaofeng Ma tendered his resignation as a member of the board of directors (the “Board”) of Nisun International Enterprise Development Group Co., Ltd (the “Company”), effective September 21, 2022. Mr. Ma’s resignation was for personal reasons and was not due to any disagreement with the Company, its management or the Board. The Board accepted Mr. Ma’s resignation on September 21, 2022 and expressed its gratitude to Mr. Xiaofeng Ma for his valuable contribution to the Company during his tenure of office.

The Board is in the process of seeking a replacement director to fill the vacancy created by the departure of Mr. Ma.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: September 23, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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